Form C

Cover Page

Name of issuer:

WEBSTREET RS HC LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: WY
Date of organization: 2/24/2023

Physical address of issuer:

30 North Gould Street Suite R
Sheridan WY 82801

Website of issuer:

http://webstreet.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class D Membership Interests ("Units" or "Securities")

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Dividing post-money valuation $1,235,000.00 by number of Units outstanding on fully diluted basis assuming a fully funded offering. Number of Units to be offered arbitrarily determined.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00

Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

WEBSTREET RS HC LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
OPP Capital Partners I, LLC	Manager	The Company	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible

securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in this offering constitutes only an investment in a series of Wefunder SPV, LLC, and not in the Company directly or any underlying asset. A purchase of a series interest in Wefunder SPV, LLC does not constitute an investment in either the Company or the underlying digital assets directly. Further this results in limited voting rights of the investor, which pursuant to its investor agreement with Wefunder SPV, LLC, the investor is required to assign via power of attorney to a custodian.

Liability of investors between Wefunder SPV, LLC series may not be honored. This Offering is structured as an investment in a special purpose vehicle which is a series of Wefunder SPV, LLC, a Delaware series limited liability company, which organizes individual series for investments in different unrelated companies for the purposes of conducting offerings under Regulation CF. Each series will merely be a separate series of Wefunder SPV, LLC and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding series interests in one series is segregated from the liability of investors holding series interests in another series and the assets of one series are not available to satisfy the liabilities of other series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

If Wefunder SPV, LLC's series limited liability company structure is not respected, then investors may be subject to all liabilities of Wefunder SPV, LLC, not limited to the liabilities related to this Offering. Further, if the series structure is not respected, it could affect taxation of this special purpose vehicle, which could potentially increase investors' tax burden.

In addition, the Company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18- 215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of Wefunder SPV, LLC generally where the assets of such other series or of Wefunder SPV, LLC generally are insufficient to meet its liabilities.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering through the sale of Class A, Class B, and Class C membership interests . There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we may not be able to execute our business plan and our continued operations could be jeopardized.

The Company's success depends on the experience and skill of the portfolio managers and other advisors.We are dependent primarily on our portfolio managers. Although portfolio manager compensation is tied to the success of the portfolio, we cannot guarantee that a portfolio manager will devote full time and attention to management of the portfolio or remain as portfolio manager. In addition, although the Company has pre-screened and vetted the portfolio managers for their experience and expertise in the digital asset realm, past performance is no guarantee that the portfolio managers will be successful or be able to achieve a profit in the future.

The portfolios may face significant market competition.

The type of businesses the portfolios are targeting is rapidly evolving and intensely competitive, and may have many competitors in different industries, including physical, e-commerce, omnichannel retail, e-commerce services, digital content and electronic devices, web and infrastructure computing services, and transportation and logistics services. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, infrastructure, and marketing

Reliance on third-party service providers greater risks for the portfolios

Reliance on third-party service providers creates risks for the portfolios.

Some of the portfolio's operations may rely on the portfolio's third-party service providers, such as Amazon FBA, to manufacture, host, and deliver products, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such products, services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the portfolio to liability and harm the portfolio's business and reputation. In addition, fees or seller conditions from such third-party service providers may change unexpectedly and in ways that are detrimental to the portfolios' businesses. In addition, the hosting costs for our cloud services have increased over time and may increase further if we continue to require more computing or storage capacity and such capacity may not be available on the same terms or with the same costs or at all. These costs could adversely impact our business and financial condition.

To the extent a portfolio sells physical products, it may be vulnerable to fluctuations in the price and supply of products, packaging materials, and freight.

The prices of the products, packaging materials, and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials or other commodities. The venue for selling invesntory may make passing on increased costs to customers impractical, i.e. it may be difficult to pass along cost increases to customers on an Amazon seller account where competitors may offer free Prime shipping. Significant price increases that cannot be passed on to customers could have a material adverse effect on the portfolio's business and financial condition, and disrupt operations.

To the extent a portfolio sells physical products, it may be vulnerable to fluctuations in the price and supply of products, packaging materials, and freight. The prices of the products, packaging materials, and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials or other commodities. The venue for selling inventory may make passing on increased costs to customers impractical, i.e. it may be difficult to pass along cost increases to customers on an Amazon seller account where competitors may offer free Prime shipping. Significant price increases that cannot be passed on to customers could have a material adverse effect on the portfolio's business and financial condition, and disrupt operations.

To the extent a portfolio sells physical products, the loss of suppliers or shortages of raw materials and packaging and other shipping materials could have an adverse effect on our business, financial condition, or results of operations.

A portfolio that sells physical products, such as through an Amazon seller account, may depend on outside suppliers for raw materials and packaging and other shipping materials. In the event we were to lose any significant suppliers and have trouble in finding or transitioning to alternative suppliers, it could result in product shortages or product back orders, which could harm our business. We are also subject to delays caused by any interruption in the production of these materials including weather, disease, crop conditions, climate change, transportation interruptions and natural disasters or other catastrophic events. Additionally, some of the raw materials and supplies used in the production of our products may from time to time be sourced from countries experiencing civil unrest, political instability, or unfavorable economic conditions.

To the extent a portfolio sells physical products, such portfolio may rely in part on third-party distributors/warehouses to effectively distribute/ship products. If the portfolio manager cannot maintain positive relationships with existing and future distributors/warehouses who wish to, or can, effectively distribute products to retailers or customers, our operating results and business may suffer.

A portfolio may depend on qualified distributors to distribute or drop-ship our products, yet we will be unable to control their efforts completely, and they may cancel our arrangements at any time. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. If we fail to develop or maintain positive relationships with our distributors/warehouses, including potentially in new markets, fail to manage or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not supportive in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, and the digital asset's reputation and business would be harmed.

To the extent a portfolio sells physical products, profitability may be negatively affected by inventory shrinkage due to loss and theft. We cannot be sure that the measures the portfolio manager is taking will effectively reduce the problem of inventory shrinkage from loss and/or theft. Moreover, physical inventory may be stored at third-party warehouses outside of the portfolio manager's control. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage, our business and results of operations could be affected adversely.

Portfolios may rely on various intellectual property rights, including trademarks, in order to operate their business, or intellectual property may constitute digital assets that the portfolio deals in, and failure to safeguard intellectual property could harm the portfolio's results.

Portfolio managers may rely on intellectual property rights to operate portfolio businesses. Moreover, the intellectual property itself may constitute digital assets that portfolios acquire and sell. The portfolio's intellectual property rights may not be sufficiently broad or otherwise may not provide the portfolio a significant competitive advantage. In addition, the steps the portfolio takes to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the portfolio because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. The portfolio's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the portfolio's intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the portfolio's competitive position and results of operations. The portfolio may also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the portfolio's trade secrets and other proprietary rights and will not be breached, that the portfolio will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the portfolio's trade secrets or other proprietary rights. As the portfolio manager expands the portfolio, protecting its intellectual property will become increasingly important. The protective steps the portfolio has taken may be inadequate to deter competitors from using its proprietary information. In order to protect or enforce patent rights, the portfolio may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the portfolio with or without provocation. These lawsuits could be expensive, take significant time and could divert portfolio management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the portfolios operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that the portfolio will prevail in any

are generally uncertain. We cannot assure you that the portfolio will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If a portfolio's information technology system fails or if the implementation of new information technology systems is not executed efficiently and effectively, the portfolio's business, financial position, and operating results could be adversely affected. The portfolios will be heavily dependent upon information technology infrastructure to effectively manage and operate many of their key business functions. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. They are also subject to break-ins, breach, sabotage, intentional acts of vandalism and similar misconduct. Although the portfolios will utilize industry-standard digital security, a long-term failure or impairment of any of the portfolio's information technology systems could adversely affect their ability to conduct day-to-day business and possibly subject the portfolio to claims and/or litigation. The portfolios currently do not have insurance to protect from claims surrounding failures in information technology systems or protection of sensitive data, and we have no assurances that the portfolios will be able to insure against these risks. Even if the portfolios are able to insure against these type of risks, the cost of such insurance may not be available at reasonable terms and the coverage may not be adequate.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the portfolio's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the portfolio's business.

To the extent any portfolios directly process customer information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the portfolio's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

A portfolio may acquire an active web-based store that requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The portfolio's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the portfolio's information technology systems or those of its service providers could lead to an interruption in the operation of the portfolio's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach the portfolio's information technology systems could result in fines, legal claims, or proceedings.

The use of individually identifiable data by portfolios, its business associates and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect the portfolios' business, including causing their business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause their business and results of operations to suffer materially. Additionally, the success of their online operations may depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine the portfolios' security measures. As a result, unauthorized parties may obtain access to their data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of the portfolios' customer transaction processing capabilities and personal data. If any such compromise of their security or the security of information residing with their business associates or third parties were to occur, it could have a material adverse effect on the portfolio's reputation, operating results, and financial condition. Any compromise of the portfolios' data security may materially increase the costs they incur to protect against such breaches and could subject them to additional legal risk.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company. We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of the Manager nor its managers nor the portfolio managers is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and the Manager have taken the position that the underlying assets are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus our assets will comprise of less than 40% investment securities under the Investment Company Act and the Manager and portfolio managers will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or the Manager or portfolio managers were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.
We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

The Company's Operating Agreement provides that venue for any dispute arising under the Operating Agreement or among or between any Members and/or the Company shall be in the county of the Company's principal office, regardless of

convenience or cost to you, the investor.
As part of this investment, each investor will be required to agree to the terms of the Company's Operating Agreement included in Appendix E to this Offering Statement in advance of membership in the Company. In Article 10 of the Operating Agreement, investors agree in advance to membership in the Company to a comprehensive dispute resolution procedure whereby the Manager and the Members agree to resolve any dispute, claim, question, or disagreement between the members or between the manager and one or more of the Members arising from or relating to the Operating Agreement, the breach thereof, or any associated transaction by strictly adhering to the dispute resolution procedure provided in that Article. Such dispute resolution provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, as amended ("Exchange Act").

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager and similar provisions apply to the portfolio managers via the operating agreements for the portfolio companies. Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Wyoming Limited liability Company Act or under any other law, rule or regulation or in equity. The Operating Agreement allows the Manager and its affiliates to have other business interests, including those that compete with the Company. Similar provisions are contained in the operating agreements for the portfolio companies.

Conflicts of interest will exist among the Company, its investors, the Manager, portfolio managers, and their affiliates; we do not have conflicts of interest policy.

The Manager will also serve as manager of other limited liability companies that will purchase membership interests in the Company and receive fees therefrom. In addition, the Company or portfolio companies may engage and pay fees to affiliates of the Manager for certain advisory services relating to the assets held by the Company. The portfolio managers will own 5% in their respective portfolio companies and receive an additional 20% of the profits therefrom, which could cause them to make more risky decisions than they would absent such interests. The Company, the Manager, the portfolio managers and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

We might obtain lines of credit and other borrowings, which increases our risk of loss.
We may obtain debt financing. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. We may also face litigation if we fail to pay our debts, which could be time consuming and costly.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into the portfolio companies, the portfolio managers have broad discretion in how to utilize them.

The portfolio managers will have considerable discretion over the use of proceeds from the Offering invested in their respective portfolio companies. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.
The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means

that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and
incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated
February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering. We are offering Securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our Securities and more than the target amount of offered Securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of Securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities acquired in this Offering may be significantly diluted as a consequence of other equity financings. The Company's equity securities will be subject to dilution via the sale of additional classes of membership interests in the Company. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

We have arbitrarily set the price of the Securities.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment. There is no

assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities. There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.
If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, the underlying assets, or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities. Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement). Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.
In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by the Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.
The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward looking statements may be wrong. Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on the Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by the Manager and/or that these returns may not be realized in the timeframe projected by the Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the

Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team and portfolio managers may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: $3,750.00 Intermediary Fees; $10,000.01 Administrative Fee to Manager; $12,083.33 investment in Portfolio Company A; $12,083.33 investment in Portfolio Company B; $12,083.33 investment in Portfolio Company C.

If we raise: **$1,235,000**

Use of Proceeds: $92,625.00 Intermediary Fees; $10,000.01 Administrative Fee to Manager; $377,458.30 investment in Portfolio Company A; $377,458.30 investment in Portfolio Company B; $377,458.30 investment in Portfolio Company C.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in a series of Wefunder SPV LLC , the series being a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in the Class D Units of the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a

material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The Company is offering a minimum amount of $50,000.00 (the "Target Offering Amount") and up to a maximum amount of $1,235,000.00 (the "Maximum Offering Amount") of Class D Units on a best efforts basis. We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. The minimum amount that an Investor may invest in the Offering is $1,000.00. Potential purchasers of the Securities are referred to herein as "Investors" or "you".

Investor funds will be held in escrow with Silicon Valley Bridge Bank, N.A, until one or more closings occur.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

This offering is open to accredited investors and non-accredited investors. Non-accredited investors are subject to the following limitations on the amount they may invest in this offering and all other offering under Regulation CF during the twelve (12) months prior to investment in the Company, as set forth below:

- Annual income or net worth less than $124,000:

 - the greater of $2,500 or 5 percent of the greater of the investor's annual income or net worth.

- Annual income AND net worth equal to or greater than $124,000:

 - Ten percent of the greater of your annual income or net worth, subject to a maximum of $124,000.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

See the agreements to subscribe for Units attached as Appendix B, Investor Contracts

WEBSTREET R5 HC LLC is offering up to 1,235,000 shares of Class D units, at a price per share of $1.00.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

Distributions

Investors will receive pro rata distributions from distributions of the portfolio companies in proportion to the net investment amounts in each portfolio company by each class of membership units of the Company.

Distributions received by the Company will first be paid pro-rata to the Class A, Class B, or Class C investors, then 33.33% of the remaining Distributable Cash will be paid to OPP Capital Advisors, LLC, then the remaining amount will be paid to Class D investors.

Such distributions will be subject to the following fees: 1) a fee of two percent (2%) of the aggregate Capital Contributions will be paid annually to the Manager; and 2) the Manager will receive a one-time administrative fee of one percent (1%) of the aggregate Class D Capital Contributions up to a maximum of ten thousand dollars ($10,000.00).

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed and is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

There are significant transfer restrictions contained in our Operating Agreement. A member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by our Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;
- Is evidenced by a written agreement, in form and substance satisfactory to our Manager, that is executed by the transferor, the transferee(s), and our Manager;
- Will not result in violation of the registration requirements of the Securities Act;
- Will not cause any member to hold more than 19.9% of our membership interests;
- Will not require our Company to register as an investment company under the Investment Company Act of 1940, as amended; and
- Will not result in our Company being classified for federal income tax purposes as an association taxable as a corporation

The transferor of any Units is required to reimburse our Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in our Company that is admitted to our Company as a substituted member will succeed to the rights and liabilities of the transferor member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D Units	1,235,000.00, subject to Manager's ability to increase to $5,000,000.00	0	Yes

Class C Units	As many as necessary to fully fund the Company's investment in Portfolio Company C	$0	Yes
Class B Units	As many as necessary to fully fund the Company's investment in Portfolio Company B	$0	Yes
Class A Units	As many as necessary to fully fund the Company's investment in Portfolio Company A.	$0	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A, Class B, and Class C invest in, and receive distributions from, Portfolio Company A, Portfolio Company B, and Portfolio C, respectively. The Class D Units in this Offering invest equally in all three Portfolio Companies and receive distributions from all three.

Distributable Cash received by the Company from the portfolio companies shall be distributed as follows:

a. Class A Distributable Cash will be distributed as follows:

i. The Class A Members shall receive an amount of Distributable Cash equal to the Class A Contribution Percentage multiplied by the Class A Distributable Cash, ratably apportioned according to their Class A Membership Interests.

ii. Next, OPP Capital Advisors, LLC, a Wyoming limited liability company and affiliate of the Manager ("OPP Capital Advisors"), shall receive 33.33% of the remaining Class A Distributable Cash.

iii. Class D Members shall receive all remaining Class A Distributable Cash, ratably apportioned according to their Class D Membership Interests.

b. Class B Distributable Cash will be distributed as follows:

i. The Class B Members shall receive an amount of Distributable Cash equal to the Class B Contribution Percentage multiplied by the Class B Distributable Cash, ratably apportioned according to their Class B Membership Interests.

ii. Next, OPP Capital Advisors shall receive 33.33% of the remaining Class B Distributable Cash.

iii. Class D Members shall receive all remaining Class B Distributable Cash, ratably apportioned according to their Class D Membership Interests.

c. Class C Distributable Cash will be distributed as follows:

i. The Class C Members shall receive an amount of Distributable Cash equal to the Class C Contribution Percentage multiplied by the Class C Distributable Cash, ratably apportioned according to their Class C Membership Interests.

ii. Next, OPP Capital Advisors shall receive 33.33% of the remaining Class C Distributable Cash.

iii. Class D Members shall receive all remaining Class C Distributable Cash, ratably apportioned according to their Class D Membership Interests.

For more information, please refer to the Operating Agreement. Note: from the Distributable Cash allocated to OPP Capital Advisors, 20% will be given to the portfolio managers, 10% will be given to the Manager or its affiliate, and 3.33% will be given to any advisors engaged by the Manager or otherwise kept by the Manager or its affiliates.

As used above, capitalized terms have the following meanings:

Class A Contribution Percentage. Class A Contribution Percentage shall equal the amount of Class A Capital Contributions invested in Portfolio Company A, divided by the sum of the Class A and Class D Capital Contributions invested in Portfolio Company A.

Class B Contribution Percentage. Class B Contribution Percentage shall equal the amount of Class B Capital Contributions invested in Portfolio Company B, divided by the sum of the Class B and Class D Capital Contributions invested in Portfolio Company B.

Class C Contribution Percentage. Class C Contribution Percentage shall equal the amount of Class C Capital Contributions invested in Portfolio Company C, divided by the sum of the Class C and Class D Capital Contributions invested in Portfolio Company C.

Class A Distributable Cash. Class A Distributable Cash shall mean all Distributable Cash resulting from distributions to the Company from WSC 8022 HC LLC, a Wyoming limited liability company ("Portfolio Company A"), from operations, capital transactions, or from dissolution and liquidation pursuant to the operating agreement of Portfolio Company A.

Class B Distributable Cash. Class B Distributable Cash shall mean all Distributable Cash resulting from distribution to the Company form WSC 8023 HC LLC, a Wyoming limited liability company ("Portfolio Company B"), from operations, capital transactions, or from dissolution and liquidation pursuant to the operating agreement of Portfolio Company B.

Class C Distributable Cash. Class C Distributable Cash shall mean all Distributable Cash resulting from distributions to the Company from WSC 8024 HC LLC, a Wyoming limited liability company ("Portfolio Company C"), from operations, capital transactions, or from dissolution and liquidation pursuant to the operating

agreement of Portfolio Company C.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

In addition to the Class D Units, the Company is authorized to issue an unlimited number of Class A, Class B and Class C membership interests. To the extent that such membership interests are issued, Class D Unit holders' pro rata voting and distribution rights will be proportionately diluted. It is expected that Class D Units will represent no more than 33% of the investments in each portfolio company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the

Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

WEBSTREET allows you to own a Slice of the Internet: Invest in Portfolios of Online Assets.

Milestones

WEBSTREET R5 HC LLC was organized in the State of Wyoming in February 2023. The Company is managed by OPP Capital Partners I, LLC (the "Manager"). The Manager will have the authority to control and manage the business and affairs of the Company as provided in the Company's Operating Agreement, dated February 24, 2023 ("Operating Agreement"). The Manager is managed by Joseph Magnotti, Justin Cooke and Mirabel Vranjkovic, whose bios are included in Appendix D. No assets or liabilities are transferred between OPP Capital Partners I, LLC and WEBSTREET R5 HC LLC, although OPP Capital Partners I, LLC will receive certain fees and its affiliates will receive a carried interest from the issuer and other associated entities.

The Company does not have officers; however, each one of its portfolio companies, through which the Company holds its assets, are managed by different portfolio managers, who have discretion and control over the assets held by their respective portfolio companies. Please see Appendix A for more information regarding the foregoing.

Since then, we have developed our business plan, selected portfolio managers and generated the documentation for this offering.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended February 24, 2023, the Company had revenues of $0.
- *Assets.* As of February 24, 2023, the Company had total assets of $0, including $0 in cash.
- *Net Income.* The Company has had net income of $0 for 2023.
- *Liabilities.* The Company's liabilities totaled $0 for 2023.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital from investors through sale of its Class A, Class B and Class C Units. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WEBSTREET R5 HC LLC cash in hand is $0, as of April 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months, but such results cannot be guaranteed.

There have been no material changes or trends in the Company's finances or operations since the date of the Company's financials.

There will be no revenue until the assets are purchased, which is estimated to take the first 3 months after closing. Some of the revenue streams have net-30-60 payment terms, which means it could take another month or two until they start generating revenue.

We are not currently profitable. After raising at least $3 million and buying the assets for the portfolio, we expect another 9-12 months, at least, until the portfolios are profitable, if at all.

We are also raising money from accredited investors via our own platform for the three different portfolios. The portfolio managers themselves also invest 5% of the final amount raised.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Mirabel Vranjkovic, certify that:

(1) the financial statements of WEBSTREET R5 HC LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of WEBSTREET R5 HC LLC included in this Form reflects accurately the information reported on the tax return for WEBSTREET R5 HC LLC filed for the most recently completed fiscal year.

Mirabel Vranjkovic
OPP Capital Partners I, LLC

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent

jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund

(and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblathat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.webstreet.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Webstreet R5 Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

OPP Capital Partners I, LLC

Appendix E: Supporting Documents

Webstreet_R5_Business_Plan.pdf
Wefunder_SPV_LLC_-_LLC_Agreement__SIGNED___3_.pdf
Signed_Webstreet_R5_HC_LLC_OpAg_2023.04.20__Final__.pdf
ttw_communications_124347_151940.pdf
Webstreet_R5_I__a_series_of_Wefunder_SPV__LLC__2023__Financial_Statements_-_prepared_Apr_27__2023.pdf
WSC_8022_HC_LLC_OpAg.pdf
WSC_8023_HC_LLC_OpAg.pdf
WSC_8024_HC_LLC_OpAg.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Webstreet R5 Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

OPP Capital Partners I, LLC

Appendix E: Supporting Documents

Webstreet_R5_Business_Plan.pdf
Wefunder_SPV_LLC_-_LLC_Agreement__SIGNED___3_.pdf
Signed_Webstreet_R5_HC_LLC_OpAg_2023.04.20__Final__.pdf
ttw_communications_124347_151940.pdf
Webstreet_R5_I__a_series_of_Wefunder_SPV__LLC__2023__Financial_Statements_-_prepared_Apr_27__2023.pdf
WSC_8022_HC_LLC_OpAg.pdf
WSC_8023_HC_LLC_OpAg.pdf
WSC_8024_HC_LLC_OpAg.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WEBSTREET R5 HC LLC

By

Mirabel Vranjkovic

Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nicholas Tommarello

CEO, Wefunder Admin
4/27/2023

Mirabel Vranjkovic

Manager
4/27/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.